

Mailstop 3233

September 26, 2017

<u>Via E-mail</u>
Mr. Craig S. McKasson
Senior Vice President and Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, North Carolina 28277

> **Re: Premier, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2017**
> **Filed August 23, 2017**
> **File No. 001-36092**

Dear Mr. McKasson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2017</u>

1.   We note that you restated your quarterly reports on Form 10-Q for the periods ended December 31, 2016 and March 31, 2017. The restatement involved a deferred tax liability and a corresponding deferred income tax expense incorrectly recorded. The incorrect entries related to a gain recognized from your acquisition of the remaining ownership interest in Innovatix. Please highlight the facts and circumstances that led to the error and provide us your analysis of the accounting treatment to correct the error. Within your response, please cite any relevant accounting literature relied upon that supports your analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities